UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February, 2014

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

1 Hayarden Street • Airport City, Lod 7019900 • ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On February 17, 2014, the Board of Directors appointed Ms. Zehava Simon as a Class I director to fill a vacancy on the Board of Directors. Ms. Simon’s term as a Class I director runs until the 2014 Annual General Meeting of Shareholders. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999-2004, M-Systems from 2005-2006 and InSightec from 2005-2012. Ms. Simon holds a bachelor’s degree in social sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and a master's degree in business and management from Boston University.

The information set forth in this Report on Form 6-K is hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form S-8, File No. 333-11894; (ii) the Registrant’s Registration Statement on Form S-8, File No. 333-13268; (iii) the Registrant’s Registration Statement on Form S-8, File No. 333-105473; (iv) the Registrant’s Registration Statement on Form S-8, File No. 333-144825; (v) the Registrant’s Registration Statement on Form S-8, File No. 333-160330; (vi) the Registrant’s Registration Statement on Form S-8, File No. 333-170676; (vii) the Registrant’s Registration Statement on Form S-8, File No. 333-190437; and (viii) the Registrant’s Registration Statement on Form F-3, File No. 333-193209.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ Guy Avidan
Guy Avidan
Chief Financial Officer

Dated: February 18, 2014